Issuer Free Writing Prospectus dated November 18, 2022

Filed Pursuant to Rule 433

Registration No. 333-255424

How to Advise Clients on the First and Only Publicly Traded Opportunity Zone Fund

Investing For 2022/23

Tax Sheltering, Growth and Income Potential in the Face of Widespread Uncertainty

Want to simplify the opportunity zone investment process for accredited and non- accredited investors alike?

Instead of trying to decide which of the 8,700 Opportunity Zones might be the best investment … Brandon Lacoff, CEO and Founder of Belpointe PREP, LLC (“Belpointe OZ”) simplifies the entire process.

He will explain why he believes the optimal structure for investing in Opportunity Zones is a public real estate partnership structure.

You’ll learn how a public real estate partnership structure, like Belpointe OZ, can offer several advantages over traditional real estate investments when it comes to investing in Opportunity Zones, such as:

●	Providing for pass-through income, thereby avoiding double taxation for investors;
●	Providing for pass-through depreciation, with no depreciation recapture if an investment is held for 10 years up to December 31, 2047;
●	Low minimums for investor access;
●	Required annual distributions of at least 90% of taxable income;
●	Up to a 20% reduction on taxable distributions via Internal Revenue Code Section 199A; and
●	Providing investors with greater control over their exit timing and amount.

In addition, you’ll learn how a publicly traded real estate partnership structure can further enhance the above stated benefits, as follows:

●	Clients will not be asked to add additional capital for any type of improvements or problems with investment properties;
●	Providing investors with better reporting, transparency, and oversight; Providing investors with the opportunity for daily liquidity;
●	Allowing both accredited and non-accredited investors to access the investment class; and
●	Simplifying the investment purchase process.

Simply put: you may be able to keep more money invested in your and your clients’ accounts and out of the hands of the IRS with an investment opportunity with growth and income potential and a possible inflation and recession hedging side effect.

CIMA®, CPWA®, CIMC®, RMA®, and AEP® CE Credits have been applied for and are pending approval.

Important Information and Qualifications

Belpointe PREP, LLC (“Belpointe OZ”) has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offer and sale of up to $750,000,000 of Class A units representing limited liability interests in Belpointe OZ. You should read Belpointe OZ’s most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe OZ and the offering.

Investing in Belpointe OZ’s Class A units involves a high degree of risk, including a complete loss of investment. Prior to making an investment decision, you should carefully consider Belpointe OZ’s investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in Belpointe OZ’s Class A units. To view Belpointe OZ’s most recent prospectus containing this and other important information visit sec.gov or belpointeoz.com. Alternatively, you may request Belpointe OZ send you the prospectus by calling (203) 883-1944 or emailing claidlaw@belpointe.com. Read the prospectus in its entirety before making an investment decision.

Neither Belpointe OZ nor any of its affiliates provide investment or tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. You should consult with your own investment and tax advisers concerning the U.S. federal, state and local income tax consequences, as well as any tax consequences under the laws of any other taxing jurisdiction, in relation to your personal tax circumstances. Past performance is not an indicator or a guarantee of future performance. The price of Belpointe OZ’s Class A will fluctuate in market value and may trade above or below its net asset value. Brokerage commissions and expenses will reduce returns.